Registration No. 33-_____

As filed with the Securities and Exchange Commission on November 19, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________

REVETT MINERALS INC.
(Exact name of registrant as specified in its charter)

Canada	Not Applicable
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11115 East Montgomery, Suite G
Spokane Valley, Washington 99206
(509) 921-2294
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

______________

REVETT MINERALS EQUITY INCENTIVE PLAN
(Full title of the plan)

______________

John G. Shanahan
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206
(509) 921-2294
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

Registration No. 33-_____

CALCULATION OF REGISTRATION FEE

Title of of securities to be Registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock no par value per share	18,000,000 shares	-	-	$190.83

         The amount of the registration fee with respect to the shares of Common Stock offered pursuant to this Registration Statement has been calculated in accordance with Section 6(c) of the Securities Act and Rules 457(c) adopted thereunder using the average bid and asked prices of the Common Stock as reported by the Toronto Stock Exchange on November 9, 2009, which was $0.19 per share (in United States dollars, based on the Federal Reserve Bank of New York noon buying rate of $0.946 Canadian dollars per U.S. dollar).

______________

         The reoffer prospectus included herein in conformity with Form S-3 relates to: (i) the sale of 18,000,000 shares of Common Stock of Revett Minerals Inc. to eligible persons (the “Selling Shareholders”) upon the exercise of options granted or to be granted to the Selling Shareholders under the Revett Minerals Equity Incentive Plan (the “Plan”); and (ii) the reoffer and resale of such shares by the Selling Shareholders. Such prospectus is included herein in reliance on Rule 429.

CROSS REFERENCE SHEET PURSUANT TO ITEM 501(b)

Item		Caption or
No.	Form S-3 Caption	Location in Prospectus

1.	Forepart of the Registration Statement and Outside	Forepart of Registration Statement;
	Front Cover Page of Prospectus	Outside Front Cover Page of Prospectus

2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus

3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges and	Prospectus Summary; Risk Factors; Background of the Offering

4.	Use of Proceeds	*

5.	Determination of Offering Price	*

6.	Dilution	*

7.	Selling Security Holders	Background of the Offering; Selling Shareholders

8.	Plan of Distribution	Plan of Distribution

9.	Description of Securities to be Registered	Description of Capital Stock

10.	Interests of Named Experts and Counsel	Legal Matters; Experts

11.	Material Changes	*

12.	Incorporation of Certain Information by Reference	Incorporation of Certain Documents by Reference

13.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Plan of Distribution

____________________
*Items identified by asterisk have been omitted because the item is inapplicable.

(i)

REVETT MINERALS INC.

         This Prospectus relates to: (i) the sale of 18,000,000 shares of common stock, no par value (the "Common Stock"), of Revett Minerals Inc. (the "Company" or "Revett Minerals"), a Canadian corporation, to eligible persons (the “Selling Shareholders”) upon the exercise of options (the “Options”) granted or to be granted to the Selling Shareholders under the Revett Minerals Equity Incentive Plan (the “Plan”); and (ii) the reoffer and resale of such shares by the Selling Shareholders. The shares of Common Stock offered hereby are hereinafter collectively referred to as the "Shares". The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders, but will receive amounts equal to the exercise prices of the Options when, as and if they are exercised. See "Background of the Offering," "Selling Shareholders" and "Plan of Distribution." The Selling Shareholders propose to reoffer and resell the Shares from time-to-time or at any time during a period of two years after the registration statements of which this Prospectus is a part have become effective, in the over-the-counter market, in other permitted public sales, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Some or all of the Shares may be sold in transactions involving broker-dealers, who may act solely as agent or may acquire Shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Shareholders and, if they act as agent for the purchaser, also from the purchaser. Selling Shareholders and any such broker-dealer may be deemed to be "underwriters," as that term is defined in the Securities Act. Any commissions received by any such broker-dealer in connection with any such sales, and any profits received from the resale of Shares acquired by such broker-dealer as principal, may be deemed to be underwriting discounts and commissions pursuant to the Securities Act. The Company has paid all fees and expenses incident to the registration of the Shares. Normal commission expenses and brokerage fees, and any applicable transfer taxes relating to the Shares, are payable by the Selling Shareholders. See "Plan of Distribution."

         The Common Stock is traded on the on the Toronto Stock Exchange under the symbol "RVM" and on the OTC Bulletin Board under the symbol "RVMIF". On November 9, 2009, the closing sales prices per share of the Common Stock as reported on the Toronto Stock Exchange was Cdn$0.20 ($0.19 in United States dollars).

         All dollar amounts in this Registration statement are stated in US$ unless otherwise noted.

These are speculative securities and involve a high degree of risk. See "Risk Factors."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts or Commissions	Proceeds to Selling Shareholder
Per Share	See Text Above	See Text Above	See Text Above

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

The date of this Prospectus is November 19, 2009.

PERSONS WHO PUBLICLY REOFFER THE SECURITIES OFFERED HEREBY IN THE UNITED
STATES MAY BE DEEMED UNDER CERTAIN CIRCUMSTANCES TO BE "UNDERWRITERS" AS
THAT TERM IS DEFINED IN SECTION 2(11) OF THE SECURITIES ACT. PERSONS PLANNING TO
REOFFER SUCH SECURITIES PUBLICLY IN THE UNITED STATES SHOULD CONSULT WITH
THEIR COUNSEL PRIOR TO ANY SUCH REOFFER IN ORDER TO DETERMINE WHETHER SUCH
REOFFERS SHOULD BE ACCOMPANIED BY DELIVERY OF A PROSPECTUS.
______________

AVAILABLE INFORMATION

         Revett Minerals has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-8 (the "Registration Statement"), pursuant to the provisions of the Securities Act, and the rules and regulations promulgated thereunder. Such Registration Statement provides for the registration of the 18,000,000 Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Revett Minerals and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto and financial statements and notes incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, or incorporated by reference to exhibits previously filed, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         Revett Minerals is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statements and the exhibits thereto, and other reports and information filed by Revett Minerals with the Commission, can be obtained from the Commission at its website, www.sec.gov.

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PROSPECTUS SUMMARY

The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus.

The Company

         Revett Minerals Inc. was incorporated under the Canada Business Corporations Act in August 2004. Its principal mining assets are the Troy mine, a copper and silver mine located in northwestern Montana, and Rock Creek, a large exploration-stage copper and silver property also located in northwestern Montana. The Troy mine has been in commercial production since January 2005 (and prior to that, from 1981 to 1993, when the mine was operated by ASARCO Incorporated).

         Revett Minerals acquired these assets in 2004, though its acquisition of Revett Silver Company (“Revett Silver”), a privately-held Montana corporation organized in 1999 to acquire the Troy mine and Rock Creek from ASARCO Incorporated and Kennecott Montana Company—transactions that were completed in October 1999 and February 2000, respectively. Revett Silver owns the Troy mine and Rock Creek through two wholly-owned Montana subsidiaries, Genesis, Inc. and RC Resources Inc., respectively. Revett Minerals owned approximately 96.7 percent of Revett Silver’s outstanding common stock as of November 1, 2009. The remaining outstanding shares of Revett Silver were owned by approximately five individuals at such date.

         Revett Minerals’ principal executive offices are located at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206. The Company's telephone number is (509) 921-2294.

The Offering

         The securities being offered consist of: (a) 18,000,000 Shares to be sold to the Selling Shareholders upon the exercise of Options granted or to be granted to the Selling Shareholders under the Plan; and (b) the reoffer .and resale of the Shares by the Selling Shareholders. The Options have been or will be granted to the Selling Shareholders from time-to-time following the effective date of this registration statement and the Shares will be issued from time-to-time if, as and when the Options are exercised. The Options are generally not transferable and will not be resold pursuant to this Prospectus.

         The Selling Shareholders comprise Company employees who work at the Troy Mine, employees who work at the Company’s executive offices, and certain of the Company’s current and former directors and executive officers. The Options granted or to be granted by the Company are or will be exercisable at prices per Share equal to then prevailing market prices for the Common Stock as reported on the Toronto Stock Exchange. See "Background of the Offering."

         The Company will not receive any proceeds from the sale or distribution of the Shares by the Selling Shareholders, but will receive amounts equal to the exercise prices of the Options when, as and if they are exercised by the Selling Shareholders. The Company will use these funds for general corporate purposes.

         As of November 1, 2009, 123,067,147 shares of Common Stock were outstanding or deemed outstanding pursuant to presently exercisable options and warrants, and Options for the purchase of 8,320,000 Shares had been granted pursuant to the Plan.

         The Common Stock of the Company is approved for quotation on the Toronto Stock Exchange under the symbol “RVM” and on the OTC Bulletin Board under the symbol “RVMIF”.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference and made a part of this Prospectus:

         (a)          the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009, which contains audited financial statements for the most recent fiscal year for which such statements have been filed;

         (b)          the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 filed on May 15, 2009, August 14, 2009, and November 13, 2009, respectively; and

         (c)          the Company's Current Reports on Form 8-K filed on April 2, 2009, April 17, 2009, April 23, 2009, June 18, 2009, July 1, 2009, August 25, 2009, September 17, 2009, October 21, 2009 and October 26, 2009.

         All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold shall also be deemed to be incorporated by reference into this Prospectus and to be a part hereof commencing on the respective dates on which such documents are filed. Any statement contained in any document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement.

         The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Such requests should be directed to Ken Eickerman, Chief Financial Officer, Revett Minerals Inc., 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206. Mr. Eickerman’s telephone number is (509) 921-2294 and his email address is eickerman@revettminerals.com.

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RISK FACTORS

         Revett Minerals is a speculative investment, for many reasons, and the following risk factors should be carefully considered in evaluating it. In addition, this report contains forward-looking statements that involve known and unknown risks and uncertainties. These forward-looking statements include statements of our plans, objectives, expectations and intentions. Actual results could differ from those discussed in the forward-looking statements as a result of certain factors, including those set forth below. You should carefully consider the risks and uncertainties described below and the other information in this report before investing.

         We may not be able to continue as a going concern. Our consolidated financial statements have been prepared on the basis that we will continue as a going concern. At December 31, 2008 and September 30, 2009, we had negative working capital of approximately $4.5 million and $0.9 million, respectively, which is not sufficient to meet our planned business objectives. Management recognizes that the Company will need to generate additional financial resources in order to meet these objectives. If the Company is not able to generate positive cash flows and profits or obtain adequate additional financing, it will be required to curtail operations and exploration activities. Furthermore, its inability to continue as a going concern would require it to restate its assets and liabilities on a liquidation basis, which could differ significantly from the going concern basis. Our auditors’ report on our 2008 consolidated financial statements includes an additional explanatory paragraph that states that declining metal prices, our cash position and our negative working capital raise substantial doubt about our ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         The Company’s continuing operations and the underlying value and recoverability of the mineral property, plant and equipment of the Troy mine and the Rock Creek property are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to profitability operate the Troy mine, obtaining the continued forbearance of its creditors and/or the completion of additional financing in order to address its working capital deficiency, increase in the price of copper and silver from prices at December 31, 2008, obtaining the necessary financing to complete exploration and development of the Rock Creek property, obtaining the necessary operating permits for the Rock Creek property and future profitable production or sufficient proceeds from the sale of the Rock Creek property.

         We have a limited operating history and had losses in prior years. We have been engaged in commercial mining operations at Troy for just over four years and have not yet attained a significant level of earnings. In 2008, we incurred a loss of approximately $6.7 million on revenues of approximately $35.9 million. In 2007, we had net earnings of approximately $0.9 million on revenues of approximately $38.9 million, and in 2006 we incurred a loss of approximately $1.7 million on revenues of approximately $31.4 million. Our loss for the nine months ended September 30, 2009 was approximatelt $3.2 million. Our losses in 2008 and 2006 were partially attributable to the fact that production levels at Troy have not attained projected levels due to geotechnical problems, a shortage of skilled employees, problems in obtaining necessary repair parts for its equipment, and other factors common to underground hard rock mining operations. This ongoing shortfall in production has resulted in higher than anticipated operating costs. The loss in 2008 and for the first nine months of 2009 was also due to lower metal prices.

         Copper and silver prices fluctuate markedly. Our operations are significantly influenced by the price of copper and silver. Copper and silver prices fluctuate widely and are affected by numerous factors that are beyond our control, such as inflation, the strength of the United States dollar relative to foreign currencies, global and regional demand, commodity funds and speculators and the political and economic conditions of major producing countries throughout the world. Since 1990, world average copper prices fluctuated from a low of $0.71 per pound in 2002 to a high of $3.23 per pound in 2007, and world average annual silver prices fluctuated from a low of $3.95 per ounce in 1992 to a high of $15.03 per ounce in 2008. However, in the later half of 2008, copper prices dropped significantly to well below $1.50 per pound at times. Prices have rebounded in 2009 and for the nine months ended September 30, 2009, the average copper price was $2.66 per pound and silver prices averaged $14.70 per ounce.

         Currency fluctuations will affect our competitiveness. The price of copper and silver are denominated in U.S. dollars even though most production originates in countries whose currencies are independently valued. Fluctuations in the value of the U.S. dollar relative to the values of these host country currencies could affect the competitiveness of our operations.

         There are other formidable risks to mining. We are subject to all of the risks inherent in the mining industry, including industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, surface subsidence, flooding, power disruptions and periodic interruptions due to inclement weather. These risks could result in damage to or destruction of its mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. We do not maintain insurance covering environmental or other catastrophic liabilities, and we do not expect to procure such insurance unless and until it is economically feasible to do so. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is generally not available. In addition, we are subject to competition for new minerals properties, management and skilled miners from other mining companies, many of which have significantly greater resources than we do. We also have no control over changes in governmental regulation of mining activities, the speculative nature of mineral exploration and development, operating hazards, fluctuating metals prices, and inflation and other economic conditions.

         Environmental challenges could prevent us from ever developing Rock Creek. Our proposed development of Rock Creek has been challenged on environmental grounds by several regional and national environmental organizations at various times subsequent to the Forest Service’s issuance of an administrative record of decision approving our plan of operation in 2003. Some of these challenges are substantial and ongoing, and allege violations of the procedural and substantive requirements of a variety of federal and state laws and regulations pertaining to our permitting activities at Rock Creek, including the ESA, NEPA, the 1872 Mining Law, the Federal Land Policy Management Act, the Wilderness Act, the National Forest Management Act, the Clean Water Act, the Forest Service Organic Act of 1897, and the Administrative Procedural Act. Although we have generally been successful in addressing most of the environmental challenges to our operations, we cannot predict with any degree of certainty how the pending challenges will be resolved. Rock Creek is potentially the more significant of our two mining assets. Continued court challenges to the record of decision and its accompanying biological opinion will inevitably delay us from proceeding with our planned development, and a successful challenge to either could prevent us from developing the project at all. If we are successful in defending these challenges, we still must comply with a number of requirements and conditions as development progresses, failing which we could be denied the ability to continue with our proposed activities at Rock Creek.

         Our reclamation liability at Troy could be substantial. In acquiring Troy, we agreed to indemnify ASARCO and hold it harmless from all of the liabilities associated with the reclamation, restoration and closure of the mine. This entailed our procurement of a $12.9 million performance bond including an increase in the amount of $338,000 in December 2008. We have submitted a revised reclamation plan for Troy to the Montana Department of Environmental Quality (“DEQ”) and the DEQ is in the process of completing an environmental assessment (EA). When the EA is completed, changes may be made to the estimated reclamation costs and the amount of the performance bond. One of the key issues that has yet to be resolved is the extent to which we may be required to treat water from Troy after mining operations have ceased. Another issue is whether after the EA is completed, DEQ will require us to prepare and file an Environmental Impact Sudy (“EIS”) in conjunction with any action taken with respect to our revised reclamation plan. We have advised the DEQ that we will fund the cost of an EIS if required, but believe the completion of a comprehensive EA will be adequate. We do not presently know whether our revised plan will actually result in increased reclamation costs at Troy. Laws governing the closure of mining operations in Montana have become more stringent since Troy was first placed into production, and in the case of Troy, could include provisions requiring us to perpetually treat all of the discharged water from the mine. These factors could result in the imposition of a higher performance bond. Further, our reclamation liability at Troy is not limited by the amount of the performance bond itself. The bond serves only as security for the payment of these obligations; any substantial increase in actual costs over and above the amount of the bond would necessarily be borne by the Company. Payment of such costs could have a material adverse effect on its financial condition.

         We presently do not have the financial resources to develop Rock Creek. At December 31, 2008 we had cash and cash equivalents and short term investments of approximately $1.6 million. We do not have sufficient cash to fund our evaluation program at Rock Creek and we do not have sufficient funds to allow us to develop the mine or begin mining operations should it prove feasible to do so. Moreover, we do not have any commitments for additional funding. The forecasted capital cost of constructing a mine at Rock Creek is currently estimated to be in the range of $200 to $250 million and could change materially.

         Our financial obligations to Kennecott are substantial. We incurred significant financial obligations to Kennecott in conjunction with our purchase of Troy and Rock Creek. Our original purchase agreement with Kennecott gives Kennecott the right to exchange its common stock in the Company for a two percent net smelter return royalty from the sale of metals extracted from a defined portion of the Rock Creek project. This royalty obligation would commence the date the project achieves an 80 percent production rate and would continue until Kennecott has received payments, adjusted for inflation, of $8,000,000.

         Our financial obligations to Royal Gold are substantial. In October 2004, Revett Silver, which is currently a 96.7% owned subsidiary of the Company, sold Royal Gold Inc. (“Royal Gold”) two royalties on production from the Troy Mine for $7.25 million (the “production payment”) and $0.25 million (the “Tail Royalty”), respectively. The production payment royalty is a 7% gross smelter return royalty payable in cash on production and limited to the lesser of 90% of production revenue to be received on proven and probable reserves existing for Troy as at October 13, 2004 or $10.5 million. The Tail Royalty is payable in cash at the rate of 6.1% on the gross smelter returns from Troy for production revenue arising on between 100% and 115% of its proven and probable reserves which existed as at October 13, 2004 and then at the rate of 2% of production revenue on production revenues in excess of 115% of proven and probable reserves as at October 13, 2004. At September 30, 2009, the Company had not paid production payment royalty obligations owing totaling $1.6 million. This $1.6 million is included in accrued liabilities. On October 13, 2009, the Company and Royal Gold agreed to restructure the Tail Royalty in exchange for a payment from Royal Gold to the Company in the amount of $ 1.6 million. The Tail Royalty was restructured to a 3% gross smelter return payable over the life of the Troy Mine commencing with production on and after July 1, 2010. The Company used the $1.6 million proceeds from the restructuring of the Tail Royalty to repay the remaining $1.6 million production payment royalty obligation.

         Our financial obligations to Trafigura are substantial. As a result of significant decreases in both copper and silver prices and the Company’s lack of working capital, the Company was unable to repay Trafigura, its customer, for some of its concentrate sold upon final settlement. On January 23, 2009, the Company entered into a Senior Floating Rate Note (“Note”) for $4.3 million with an interest rate of LIBOR plus five percent with its primary concentrate sales customer which delayed the due date of concentrate settlement otherwise payable. Interest payments are due on the last day of each quarter. The outstanding principle balance of this Note was originally due on June 30, 2009 but was subsequently extended to August 31, 2009. In July of 2009, the Company made a $0.2 million principal payment. On August 24, 2009, the Company and its customer entered into an agreement to modify the terms of the note. Of the outstanding principal value of the note, $1.0 million was repaid through the issuance of 8.3 million common shares of the Company. The term of the remaining note payable of $3.1 million was extended with principal payments of $0.2 million due on December 31, 2009, $0.5 million payable on each June 30 and December 31 thereafter through December 31, 2011, and the remaining principal payment of $0.9 million due on June 30, 2012. The Company is also required to make additional payments equal to the amount by which the Company’s cash balance exceeds $3.0 million at the end of each quarter to a maximum payment of $0.5 million per quarter, commencing with the March 31, 2010 quarter end. The interest on the note continues at LIBOR plus five percent. In addition, the Company issued warrants to purchase up to 10 million common shares of the Company at an exercise price of $0.20 per share with an expiry date of June 30, 2012. The Company has granted a first-priority mortgage on certain lands acquired for the Rock Creek project. If the lands are sold by the Company, the proceeds must be used to repay the note.

         We are a defendant in a wrongful death action arising from a fatality at Troy. We are one of several defendants in a wrongful death action brought be Tammy K. Ivins, individually and as the personal representative of the estate of Michael E. Ivins, in the District Court of Lincoln County, Montana, arising from an isolated rock fall incident and fatality that occurred at Troy in July 2007. The complaint alleges causes of action based on negligence, failure to provide a safe work place, strict liability for abnormally dangerous activity, and intentional and malicious acts or omissions, and seeks compensatory damages in the amount of $8,000,000 and punitive damages in the amount of $10,000,000. We have engaged counsel to contest the claims and also to determine whether the claims are covered by our existing liability insurance policies. If the claims are not covered by insurance and plaintiff is awarded substantial damages, it could materially and adversely affect our financial condition.

         The Rock Creek mineral resources are not equivalent to reserves. Information concerning our estimated size of the mineral resource at Rock Creek and the amount of ore that may be produced from the project were it to be developed. Since no ore has been produced from Rock Creek, these estimates are preliminary in nature. Although we believe these amounts are significant, it does not mean the mineral resource can be economically mined. A mineral resource is not equivalent to a commercially mineable ore body or “proven reserves” or “probable reserves” under standards promulgated by the United States Securities and Exchange Commission (the “SEC”), principally because they are less certain and not necessarily amenable to economic development. We will not be able to determine whether Rock Creek contains a commercially mineable ore body until our evaluation program has been completed and we have obtained a final, economic and technical feasibility study that will include an analysis of the amount of ore that can be economically produced under then-prevailing market conditions. Investors are cautioned not to assume that our mineral resource estimates for Rock Creek will ever be converted into reserves.

         Non-U.S. persons owning our stock could be subject to U.S. taxes if we are treated as a United States company. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that, under certain instances, a non-U.S. corporation such as Revett Minerals could be treated as a U.S. corporation for U.S. tax purposes. A consequence of this treatment for non-U.S. persons owning common stock of such a corporation is that they could be subject to U.S. tax on any gain they receive from the sale of such stock unless they qualify for a statutory exemption. Were these to occur, it is unlikely that this potential U.S. tax liability would be credited against the shareholder’s tax liability in his or her country of domicile, meaning that the shareholder would likely suffer double taxation on any such gain. Management does not believe Revett Minerals will be treated as a U.S. corporation for tax purposes, but cannot offer any assurance that such treatment would not occur. There is presently uncertainty surrounding the interpretation of Section 7874. The Internal Revenue Service could challenge Revett Minerals’ interpretation of the guidance that has been provided to date, or it could write implementing regulations that differ from that guidance.

         We could be treated as a passive foreign income company for tax purposes. Section 1297 of the Code provides that a foreign corporation such as Revett Minerals may be a passive foreign investment company (“PFIC”) if (a) 75% or more of its gross income is passive income or (b) the average percentage of the corporation’s assets (by value) held by it during the taxable year that produce passive income or are held for the production of passive income is at least 50%. (For purposes of Section 1297, “passive income” could include income derived by Revett Minerals from the operations of its majority-owned Revett Silver subsidiary.) If a U.S. taxpayer shareholder receives an “excess distribution” from a PFIC, that distribution is generally subject to an interest charge unless the shareholder has elected to treat its interest in the corporation as an interest in a “qualified electing fund” or “QEF”, or makes an election to mark to market his or her PFIC stock at the close of each taxable year. An “excess distribution” for purposes of Section 1297 and regulations promulgated there-under is the amount of any current distribution that exceeds the normal level of a PFIC’s distributions. The purpose of the interest charge is to enable a recapture of the benefit of any U.S. income tax deferral to a U.S. shareholder while the investment income (presumably untaxed) was accumulated by the foreign investment company.

BACKGROUND OF THE OFFERING

         Overview. This Prospectus relates to: (i) the sale of 18,000,000 shares of Common Stock to the Selling Shareholders upon the exercise of Options granted or to be granted to the Selling Shareholders under the Plan; and (ii) the reoffer and resale of such shares by the Selling Shareholders. The Options are exercisable by the Selling Shareholders at prevailing market prices equivalent to the mean of the high and low sales prices of the Common Stock as reported by the Toronto Stock Exchange as of the dates of grant.

         The Selling Shareholders propose to reoffer and resell the Shares from time-to-time or at any time during a period of two years after the registration statements of which this Prospectus is a part have become effective, in the over-the-counter market, in other permitted public sales, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         Description of Revett Minerals Equity Incentive Plan. The Plan provides for the issuance of stock options, stock appreciation rights and shares of common stock in satisfaction of amounts owing for services. The Plan was adopted by Revett Minerals’ shareholders on June 19, 2007 and later amended on June 16, 2009, and is administered by the compensation committee of the board of directors and by the board itself. The material provisions of the Plan and other relevant information are as follows:

  Directors, executive officers, employees and consultants to the Company and its subsidiaries are eligible to participate in the Plan.

  A maximum of 18,000,000 shares of Common Stock (representing approximately 14.6 percent of the issued and outstanding Common Stock of the Company as of November 1, 2009) are available for issuance under the plan.

  Options for the purchase of 8,320,000 shares of common stock (representing approximately 6.7 percent of the issued and outstanding shares of Common Stock of the Company as of November 1, 2009) have been granted under the Plan, and options for the purchase of 9,680,000 additional shares of Common Stock (representing approximately 7.9 percent of the issued and outstanding shares of Common Stock of the Company as of such date) are available for grant.

  The maximum number of shares of Common Stock with respect to which grants may be made to any one individual under the Plan, together with any shares of Common Stock reserved for issuance to such individual under any other stock option plan or arrangement, may not exceed 5% of the number of outstanding shares of the Company’s Common Stock. In addition, the maximum number of shares of Common Stock with respect to which grants may be made (whether through grants of options or grants of stock) to the Company’s directors and executive officers may not exceed 10% of the number of outstanding shares of the Company’s Common Stock at any time.

  The purchase price or exercise price of a share of Common Stock reserved for issuance pursuant to options granted under the Plan is determined by the board of directors of the Company, taking into account any applicable rules of the Toronto Stock Exchange. However, in no event can the price be less than the closing price of the Common Stock on the Toronto Stock Exchange on the trading date immediately preceding the date of grant.

  A stock appreciation right may be granted under the Plan at the time an option is granted, or any time during the term of an option, and upon exercise of a stock appreciation right, the related option is cancelled to the extent unexercised, and the holder is entitled to receive payment of an amount equal to the difference between the then current market price and the exercise price. Payment of the appreciated value of the Common Stock may be solely in cash, in shares of Common Stock, or a combination thereof, in the discretion of the compensation committee and the board of directors. Upon exercising an option, any related stock appreciation right is cancelled. No stock appreciation rights had been granted as of November 1, 2009.

         Options vest at such times as the compensation committee or the board of directors determines at the time of grant, provided that, subsequent to the time of grant, the compensation committee or the board of directors may in their discretion permit an optionee to exercise any or all unvested options.

  No option can have a term of more than ten years measured from the date of grant.

  Each option must specify the effect of termination of employment on the holder’s right to exercise the option. With respect to those options that have been granted as of November 1, 2009, the termination of an optionee’s employment for cause or his or her resignation for other than good reason terminates any unexercised options he or she may hold. If an optionee’s employment is terminated for reasons other than for cause or because of death or disability, or if an optionee resigns for good reason, then the unexercised options generally may be exercised for a period of one year following termination, but in no event after the expiration date of the option, subject to the discretion of the board to amend such provisions provided such amendment is not detrimental to the holder.

  Options granted pursuant to the Plan are not assignable other than by will or the laws of descent and distribution.

  The board of directors may amend the Plan subject to the prior approval of the Toronto Stock Exchange, which may in turn require shareholder approval of certain amendments.

SELLING SHAREHOLDERS

         The following table sets out as of November 1, 2009 the name of each Selling Shareholder and the number of Shares that will be sold to each Selling Shareholder upon the exercise of Options granted or to be granted pursuant to the Plan. Unless otherwise noted in the footnotes to the table, all such Selling Shareholders have a present intention to sell the number of Shares set forth in the table.

Name of Selling Shareholder	Number of Shares

William Orchow (1)	300,000
John Hick (1)	475,000
Daniel Tellechea (1)	475,000
Louis Gignac (1)	210,000
Scott Brunsdon (1)	200,000
David Lewis (2)	450,000

John Shanahan (2)	450,000
Tim Lindsey (2)	275,000
Tony Alford (2)	275,000
Ken Eickerman (2)	365,000
Carson Rife (2)	450,000
Doug Ward (2)	345,000
Cole Anderson	40,000
Carole Armstrong	65,000
Lyle Beaudoin	155,000
Kelly Cannon	25,000
Bruce Clark	200,000
Kevin Coe	10,000
Jerry Cummings	25,000
Don Davis	30,000
John Downey	25,000
Larry Erickson	230,000
Derek Feeback	45,000
Jeff Franke	50,000
Tom Henricksen	15,000
Chuck Heyne	45,000
Kara Houser	10,000
Clint Jensen	50,000
Glenn Knodle	35,000
Paul Kukay	125,000
Kevin Landis	25,000
Steven Lloyd	190,000
Dan McLinden	25,000
Doug Miller	300,000
Darrell Moss	10,000
Scott Savage	25,000
Stan Schopp	30,000
Max Schrader	45,000
Russ Smith	30,000
James Thill	75,000
Don Wallace	25,000
Howard Morkert	190,000
Julie Garratt	80,000
Don Kukuck	130,000
Alfred Abrahamson	5,000
Donny Baker	5,000
Justin Beard	5,000
Floyd Beck	5,000
Robert Bernhart	30,000
Steve Boardner	5,000
Jeffrey Bonifas	5,000
Keith Breithaupt	5,000
Justin Brown	5,000
Matt Brown	5,000
Buick Group	750,000
Michael Byars	5,000
John Byrd	5,000

James Byrd, Jr.	5,000
Randy Cady	5,000
Michael Carlberg	5,000
Levi Carlburg	5,000
Ronald Caudill	5,000
Kenneth Chase	5,000
Jason Clark	15,000
Phillip Cole	5,000
Paul Coon	5,000
Robert Cowan	5,000
Dean Curry	5,000
Ward Davis	5,000
Wesley Decker	5,000
Nicholas Dotson	5,000
Gene Driggers	5,000
Frank Duval	5,000
Trueman Ekstedt	5,000
Daniel Ellsworth	5,000
Jerry Erickson	5,000
Tressa Fifield	5,000
Terrie Franke	5,000
Benjamin Freas	5,000
Robert Garcia	5,000
Anthony Garcia	5,000
Roger Gilbert	5,000
Kevin Goe	15,000
Gary Greene	5,000
Edward Hall	5,000
Monique Hayes	20,000
Kurtis Heyne	5,000
Michael Higareda	5,000
Mark Hogan	5,000
William Holcomb	5,000
Jeffrey Holder	5,000
Dann Holm, Jr	5,000
Justin Holms	5,000
Brian Holzer	5,000
Kirk Jaynes	5,000
Earlene Jellesed	30,000
Steven Jellesed	5,000
Belvin Jellesed	15,000
Kyle Johnson	5,000
Christopher Johnson	5,000
Ross Julson	15,000
Mark Jungst	5,000
Matt Jungst	5,000
Steve Kalb	5,000
Steven Kalb, Jr.	5,000
Kenneth Kanzler	5,000
Rodney Kardokus	5,000
Virginia Kleinhesselink	5,000

Robert Kneller	5,000
Dan Koch	15,000
Jon Kyriss	5,000
Scott Landis	5,000
Sam Lane	5,000
Steve Larson	5,000
Rodney Lautt	5,000
Allen Layer	5,000
Robert Ledbeter	5,000
Joseph Lee	5,000
Jeffrey Legard	5,000
Darwin Leighty	5,000
Randy Leir	5,000
Curtis Leverette	5,000
Kristy Lyons	5,000
Margaret Mack	5,000
Joseph Madaski	5,000
Christopher Marshall	5,000
Ben McCann	30,000
Bart McCully	5,000
Ryan Medlinger	5,000
Randall Mick	5,000
Daniel Mills	5,000
Mary Jo Moore	5,000
James Moss	5,000
Lonnie Munyan	5,000
Jamie Mustard	15,000
Larry Newman	5,000
Keith O'Bleness	15,000
William Orr	5,000
DonaldPattie	5,000
Glen Peek	5,000
Johnny Peek	5,000
Joseph Pennock	5,000
Randy Pennock	15,000
Joseph Pepiot	5,000
Dean Petty	5,000
Kim Posselt	30,000
Winterhawk Powell	5,000
Chad Ralls	5,000
Patti Regh	5,000
Cabel Repp	5,000
Dennis Riedlinger	5,000
Karen Riedlinger	5,000
Mike Roby	15,000
Jason Roby	5,000
Joseph Rose	5,000
Roy Rowberry	5,000
Douglas Rublee	5,000
Ben Schnetter	5,000
Buddy Scott	5,000

Michael Scott	5,000
John Shaw	5,000
Richard Shelton	5,000
Rick Stapley	5,000
Tami Steiger	5,000
Steven Stickney	5,000
Ricky Stindt	5,000
Dane Therrian	5,000
Tim Thompson	30,000
Rodney Thorstenson	5,000
Daniel Tuin	5,000
Andrew Tunison	5,000
Brandon Vincent	5,000
Vaughn Wallace	15,000
Kenneth Walton	5,000
Jerome Warner	5,000
James Webley	5,000
Jacob Webley	5,000
Michael Willett	5,000
Jay Wilson	5,000
Austin Wilson	5,000
Raymond Winebark	5,000
Russell Wolfe	5,000
Benjamin Wurz	5,000
Wayne Yarger	5,000
Gary Zajanc	5,000

______________________________
(1)          Former directors or executive officers of the Company. The Company does not know whether such persons have a present intention to sell all of the Shares shown in the table.

(2)          Current directors or executive officers of the Company. Such persons have indicated that they do not have a present intention to sell all of the Shares shown in the table.

PLAN OF DISTRIBUTION

         The Shares will be issued to the Selling Shareholders upon exercise of Options granted or to be granted pursuant to the Plan, and will be reoffered and resold by the Selling Shareholders from time to time or at any time during a period of two years commencing the date the Registration Statements of which this Prospectus is a part have become effective, in transactions in the over-the-counter market, in other permitted public sales, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         Some or all of the Shares may be sold in transactions involving broker-dealers, who may act solely as agent or may acquire Shares or Warrants as principal. Broker-dealers who participate in such transactions as agent may receive commissions from Selling Shareholders and, if they act as agent for the purchaser, also from the purchaser. Selling Shareholders and any such broker-dealer may be deemed to be "underwriters", as that term is defined in Section 2(11) of the Securities Act. Any commissions received by any such broker-dealer in connection with any such sales, and any profits received from the resale of Shares or Warrants acquired by such broker-dealer as principal, may be deemed to be underwriting discounts and commissions pursuant to the Securities Act.

         The Company has agreed to indemnify the Selling Shareholders for certain liabilities, including liabilities arising under the Securities Act, in conjunction with the offer and sale of the Shares by the Selling Shareholders pursuant to the Registration Statement of which this Prospectus is a part.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing, or to directors, officers and controlling persons of the Company pursuant to applicable provisions of the Canadian Business Corporation Act and the Company's bylaws, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Shares and Options being registered pursuant to this Registration Statement, the Company will, unless in the opinion of its counsel such matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

DESCRIPTION OF CAPITAL STOCK

         The Company is authorized under its articles of incorporation to issue an unlimited number of shares of Common Stock, of which 123,067,147 shares were issued and outstanding as of November 1, 2009. An additional 28,180,998 shares of Common Stock were deemed outstanding at such date pursuant to presently exercisable options and warrants. In addition, at September 30, 2009, Revett Silver had 2,885,337 Class B common shares outstanding which are exchangeable by the holder into Common Stock of the Company, on a one for one basis. Revett Silver also had 885,000 stock options and 993,661 warrants outstanding which, if exercised into common shares of Revett Silver, would be exchangeable by the holder into Common Stock of the Company on a one for one basis.

         Holders of Common Stock are entitled to one vote per share upon all matters on which they have the right to vote, and with respect to the election of directors are not entitled to cumulate their votes. The shares of Common Stock do not have preemptive rights and are not subject to redemption. Holders of Common Stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of all creditors. The Common Stock is fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is Computershare Trust, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada.

LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for the Company by Randall | Danskin, 1500 Bank of America Financial Center, Spokane, Washington 99201-0653.

EXPERTS

         The consolidated financial statements of Revett Minerals Inc. as of December 31, 2007 and 2008 and for each of the years in the three year period ended December 31, 2008 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent Registered Public Accounting Firm, incorporated by reference herein and in the Registration Statement and upon the authority of said firm as experts in accounting and auditing.

         The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that dropping commodity prices generally and copper specifically and the corresponding decline in the Company’s cash position and negative working capital raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of that uncertainty.

NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

Up to 18,000,000 Shares of Common Stock Issuable upon the Exercise of Options Granted or to be
Granted to the Selling Shareholders pursuant to the Revett Minerals Equity Incentive Plan

REVETT MINERALS INC.

PROSPECTUS

November 19, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference

         The following documents filed by the Company with the Commission are incorporated herein by reference and made a part of this Prospectus:

         (a)          the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009, which contains audited financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008;

         (b)          the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, filed on May 15, 2009, August 14, 2009 and November 13, 2009, respectively; and

         (c)          the Company's Current Reports on Form 8-K filed on April 2, 2009, April 17, 2009, April 23, 2009, June 18, 2009, July 1, 2009, August 25, 2009, September 17, 2009, October 21, 2009 and October 26, 2009.

         All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold shall also be deemed to be incorporated by reference into this Prospectus and to be a part hereof commencing on the respective dates on which such documents are filed. Any statement contained in any document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement.

Item 4. Description of Securities

         Not applicable.

Item 5. Interests of Named Experts and Counsel

         Not applicable.

Item 6. Indemnification of Directors and Officers

         The only statutes, charter provisions, by-laws, contracts or other arrangements under which a controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such are the Canada Business Corporations Act (“CBCA”) and the Company's bylaws.

         Under the CBCA, a corporation may indemnify a director or officer, a former director or officer, or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and such persons heirs and legal representatives (each and “indemnifiable person”) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonable incurred in respect of any civil, criminal or administrative action or proceeding to which he or she is a party by reason of being or having been a director or officer if (a) he or she acted honestly and in good faith with a view to the best interest of the corporation or body corporate and (b), in the case of a criminal proceeding or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled by statute to such indemnity from the corporation if he or she is substantially successful in defending the action or proceeding on the merits and has fulfilled the conditions set out in (a) and (b) above. With the approval of a court, a corporation may also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor—i.e., a derivative action—to which such person is made a party by reason of being or having been a director or officer of the corporation or body corporate, if he or she fulfills the conditions set out in (a) and (b) above.

         The Company’s bylaws provide for the indemnification of directors and officers to the fullest extent authorized by the CBCA.

Item 7. Exemption from Registration Claimed

         Not applicable.

Item 8. Exhibits

         An Index to Exhibits appears at page E-1.

Item 9. Undertakings

(a)          The undersigned registrant hereby undertakes:

         (1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii)           To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

         (iii)          To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided however, that Paragraphs (a)(1)(i) and (a)(1)(ii) of this Section do not apply if the information required to be included in a post–effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement

         (2)          That, for the purpose of determining any liability under the Securities Act, each such post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)          To remove from registration by means of a post–effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane Valley, State of Washington, on November 11, 2009.

REVETT MINERALS INC.

By:	/s/ John G. Shanahan
John G. Shanahan
President and Chief Executive Officer
Dated: November 11, 2009

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Kenneth S. Eickerman
Kenneth S. Eickerman
Chief Financial Officer and Secretary
Dated: November 11, 2009

By:	/s/ Timothy R. Lindsey
Timothy R. Lindsey
Chairman of the Board of Directors
Dated: November 11, 2009

By:	/s/ Tony L. Alford
Tony L. Alford
a Director
Dated: November 11, 2009

By:	/s/ David R. Lewis
David R. Lewis
a Director
Dated: November 11, 2009

          Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane Valley, State of Washington, on November 4, 2009.

REVETT EQUITY INCENTIVE PLAN

By:	/s/ Timothy R. Lindsey
Timothy R. Lindsey
Chairman of the Compensation Committee
of the Board of Directors
Dated: November 4, 2009

INDEX TO EXHIBITS

         The following exhibits are filed as part of this Registration Statement. Exhibits previously filed are incorporated by reference, as noted. Exhibits filed herewith appear beginning at page E-2.

Exhibit		Page Number
Number	Exhibit	in this Report

5.1	Opinion of Randall | Danskin regarding legality of securities offered. Filed herewith.	E-2

6.0	*

8.0	*

12.0	*

15.0	*

23.1	Consent of KPMG LLP. Filed herewith.	E-4

23.2	Consent of Randall | Danskin. Included in its opinion filed herewith as Exhibit 5.1.

________________________
* Items denoted by an asterisk have either been omitted or are not applicable.

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E-1